Exhibit 4.4

VISION-SCIENCES, INC.

December 21, 2014

Via FedEx

Lewis C. Pell

40 Ramland Road South

Orangeburg, NY 10962

Re:	Extension of Warrants

Dear Mr. Pell,

Reference is made to (a) that certain Common Stock Purchase Warrant, dated November 9, 2009, issued by Vision-Sciences, Inc. (the “Company”) to you for the purchase of 272,727 shares of common stock of the Company (“Common Stock”), (b) that certain Common Stock Purchase Warrant, dated November 9, 2009, issued by the Company to you for the purchase of 378,788 shares of Common Stock, (c) that that certain Common Stock Purchase Warrant, dated September 30, 2011, issued by the Company to you for the purchase of 1,229,105 shares of Common Stock (collectively with the warrants referenced in clause (a) and clause (b), the “Warrants”) and (d) those three (3) certain Amendments to Convertible Promissory Note (collectively the “Loan Amendments”), between you and the Company each dated as of the date hereof.

In consideration for your entry into the Loan Amendments and the amendments to the Warrants hereinafter provided, the Company and you agree that the period during which the Warrants may be exercised is hereby amended to commence on the Holder Conversion Date (as defined in the Loan Amendments) and to end on the later of (i) the Maturity Date (as defined in the Loan Amendments) or (ii) the date that the Loans (as defined in Convertible Promissory Notes amended by the Loan Amendments) are paid in full or converted into shares of Common Stock in accordance with the Loan Amendments. In addition, the Warrants may also be exercised effective immediately prior to the closing of an event constituting a Change of Control (as defined in the Loan Amendments).

Except as otherwise set forth herein, the Warrants remain unmodified and in full force and effect. This letter supersedes and replaces the letter dated September 30, 2011 extending the Warrants referenced in clauses (a) and (b) above.

Please indicate your agreement to the terms of this letter by signing the enclosed copy of this letter where indicated below and returning it to Howard Zauberman at 40 Ramland Road South, Orangeburg, NY 10962.

Yours very truly,

VISION-SCIENCES, INC.

By:	/s/	Howard Zauberman
Name:		Howard Zauberman
Title:		President and Chief Executive Officer

Accepted and agreed to as of December 21, 2014

/s/ Lewis C. Pell
Lewis C. Pell